Appian Corporation
Insider Trading Policy
(Amended February 11, 2025)

Introduction
During the course of your relationship with Appian Corporation and its subsidiaries (“Appian”), you may receive important information that is not yet publicly available about Appian or other publicly traded companies that Appian has business relationships with in connection with your employment or relationship with Appian (“inside information”). Inside information may give you or someone you pass that information on to a leg up over others when deciding whether to buy, sell, or otherwise deal in Appian’s securities or the securities of another publicly traded company. This policy sets forth acceptable transactions in Appian securities by our employees, directors, and consultants.
Insider Trading Policy
Securities Transactions
Using inside information for personal gain or passing this information (also known as a “tip”) to someone who uses it for personal gain (a “tippee”) is illegal and squarely prohibited by this policy. Exploiting inside information like this remains unlawful regardless of how many shares are bought or sold. You can be held liable for your own transactions, as well as the transactions by a tippee and even the transactions of a tippee’s tippee. Although it is imperative to refrain from any insider trading, it is equally important to avoid even the appearance of insider trading.
Inside Information
It is not always easy to figure out whether you possess inside information. But there is one important factor to determine whether nonpublic information you know about a public company is inside information: whether sharing the information would likely affect the market price of that company’s securities or be considered important or “material” by investors who are considering trading that company’s securities. If the information makes you want to trade, it would probably have the same effect on others. Keep in mind that both positive and negative information can be material.
The following items may be considered inside information until publicly disclosed. There may be other types of information that would qualify as inside information as well; use this list merely as a non-exhaustive guide:
•financial results or forecasts;
•major new products, features, or processes;
•acquisitions or dispositions of assets, divisions, or companies;
•pending public or private sales of debt or equity securities;
•stock splits, dividends, or changes in dividend policy;
•major contract awards or cancellations;
•key management or control changes;
•possible tender offers or proxy fights;
•significant accounting write-offs;
•significant litigation or settlements;
•impending bankruptcy;
•gain or loss of a significant license agreement or other contracts with customers or suppliers;
•pricing changes or discount policies; and
•changes or new corporate partner relationships.

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If you do possess inside information, you may not trade in a company’s securities, advise anyone else to do so, or communicate the information to anyone else until you know that the information has been publicly disseminated. This policy also applies to all family members, other household members of individuals covered by this policy, and all companies and entities controlled by individuals covered by this policy or over which over which such individuals have or share the power, directly or indirectly, to make investment decisions. You should never recommend to another person that they buy, hold, or sell our securities. In some circumstances, you may need to forgo a planned transaction even if you had planned it before learning of the inside information. This prohibition is absolute. So even if you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting to trade, you must wait. “Trading” includes engaging in short sales, transactions in put or call options, hedging transactions, and other inherently speculative transactions.
The prohibition on trading when you have inside information lifts once that information becomes publicly disseminated. But for information to be considered publicly disseminated, it must be widely disclosed through a press release, an SEC filing, or other public announcement and enough time must have passed for the information to be widely known. Generally speaking, information will be considered publicly disseminated after two full trading days have elapsed since the information was publicly disclosed. For example, if we announce inside information before trading begins on Wednesday, then you may execute a transaction in Appian securities (or the securities of other companies that could be impacted by the inside information) on Friday.
Stock Trading by Appian Employees, Directors, and Consultants
Because our workplace culture tends to be open, odds are that the vast majority of Appian employees, directors, and consultants will possess inside information at certain points throughout the year. To minimize even the appearance of insider trading among our employees, directors, and consultants we have established blackout periods during which Appian employees, directors, and consultants—regardless of whether they possess insider information or not—may not conduct any trades in Appian securities. That means that all Appian employees, directors, and consultants will be able to sell Appian securities only during limited trading windows that open after Appian has disseminated its quarterly and annual financial results.
Covered Insiders
Our stock-trading policy sets forth a basic set of rules for all employees, directors, and consultants and a separate set of more stringent rules for officers, directors, and other members of management. What’s more, any entities, immediate family members (i.e., parents, children, spouses, domestic partners, and any other person to whom the person provides material financial support), or others whose trading activities are controlled by persons subject to this policy are likewise subject to the same restrictions.
Open Window
Generally, except as described in this policy, all Appian employees, directors, and consultants may buy or sell Appian securities only during an “open window” that opens after two full trading days have elapsed since the public dissemination of Appian’s annual or quarterly financial results and closes at the end of the last trading day three weeks before the end of the next fiscal quarter. This open window may be closed early or may not open at all if, in the judgment of the Chief Executive Officer, Chief Financial Officer, or General Counsel, there exists undisclosed information that would make trades by employees, directors, and consultants inappropriate. The fact that the open window has closed early or has not opened should be considered inside information. An employee, director, or consultant who believes that special circumstances require them to trade outside the open window should consult the General Counsel. Permission to trade outside the open window will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may be subsequently questioned.
Exceptions to Open Window Period

1.Option Exercises and RSU Net Settlement. Employees, directors, and consultants may (i) exercise options for cash granted under Appian’s stock-option plans, and (ii) net settle restricted stock units (“RSUs”) and have Appian withhold shares of common stock to satisfy tax withholding obligations when RSUs settle. But this stock-trading policy would then apply to any later sales of stock (including sales of stock in a cashless exercise) that were acquired on the exercise of options or delivery of the vested RSUs.
2. 10b5-1 Automatic Trading Programs. Under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), employees, directors, and consultants may establish a trading plan under which a broker is instructed to buy and sell Appian securities based on pre-determined criteria (a “Trading Plan”). So long as a Trading Plan is properly established, purchases and sales of Appian securities pursuant to that plan may be made at any time—even in a blackout period. An employee’s, director’s, or consultant’s Trading Plan must be established in compliance with the requirements of Rule 10b5-1 and Appian’s 10b5-1 Trading Plan Guidelines when such individual does not possess inside information about Appian and when Appian is not in a trading blackout period. Moreover, all Trading Plans must be reviewed by Appian before they are established, amended, or terminated, so Appian can confirm that the Trading Plan complies with all pertinent company policies and securities laws.
Prohibition of Speculative or Short-term Trading
No employee, director, or consultant to Appian may engage in short sales, transactions in put or call options, hedging transactions, margin accounts, or other inherently speculative transactions with respect to Appian’s securities.

Pre-Clearance and Advance Notice of Transactions
In addition to the requirements above, officers, directors, and other applicable members of management who have been notified that they are subject to pre-clearance requirements face a further restriction: Even during an open trading window, they may not engage in any transaction in Appian’s securities, including any purchase or sale in the open market, loan, or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from Appian’s General Counsel at least two business days before the proposed transaction. The General Counsel will then determine whether the transaction may proceed and, if so, will direct the Compliance Coordinator (as identified in Appian’s Section 16 Compliance Program) to help comply with any required reporting requirements under Section 16(a) of the Exchange Act. Pre-cleared transactions not completed within five business days will require new pre-clearance. Appian may choose to shorten this period. Notwithstanding pre-clearance, every person is individually responsible for their compliance with this policy and with applicable insider trading laws.
For persons subject to pre-clearance, advance notice of gifts or plans to exercise an outstanding stock option must be given to the General Counsel. Once any transaction takes place, the officer, director, or applicable member of management must immediately notify the Compliance Coordinator and any other individuals identified under the heading “Notification of Execution of Transaction” in Appian’s Section 16 Compliance Program so that Appian may assist in any Section 16 reporting obligations.
Short-Swing Trading, Control Stock, and Section 16 Reports
Officers and directors subject to the reporting obligations under Section 16 of the Exchange Act may not violate the prohibition on short-swing trading (Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended). In addition, such officers and directors will file all appropriate Section 16(a) reports (Forms 3, 4, and 5), which are described in Appian’s Section 16 Compliance Program, and any notices of sale required by Rule 144.
Prohibition of Trading During Pension Fund Blackouts

In accordance with Regulation BTR under the Exchange Act, no director or executive officer of Appian may, directly or indirectly, purchase, sell or otherwise acquire or transfer any equity security of Appian (other than an exempt security) during any “blackout period’’ (as defined in Regulation BTR) with respect to such equity security, if a director or executive officer acquires or previously acquired such equity security in connection with his or her service or employment as a director or executive officer. This prohibition does not apply to any transactions that are specifically exempted, including but not limited to, purchases or sales of Appian’s securities made pursuant to, and in compliance with, a Trading Plan; compensatory grants or awards of equity securities pursuant to a plan that, by its terms, permits executive officers and directors to receive automatic grants or awards and specifies the terms of the grants and awards; acquisitions or dispositions of equity securities involving a bona fide gift or by will or the laws of descent or pursuant to a domestic relations order. Appian will notify each director and executive officer of any blackout periods in accordance with the provisions of Regulation BTR.
Exceptions
The only exceptions to these trading restrictions are permitted transactions directly with Appian, such as option exercises for cash. However, the subsequent sale, including the sale of shares in a cashless exercise or other disposition of stock is subject to these restrictions.
Policy’s Duration
This policy continues to apply to your transactions involving Appian’s securities as well as securities of any other companies that engage in business transactions with Appian even after your relationship with Appian has ended. If you possess inside information when your relationship with Appian ends, you may not trade Appian’s securities or the securities of other companies that could be affected by the insider information until the inside information has been publicly disseminated or is no longer material.
Penalties
Anyone who engages in insider trading or otherwise violates this stock-trading policy may be subject to both civil liability and criminal penalties. Violators also risk disciplinary action by Appian, including termination. Anyone who has questions about this policy should contact their own attorney or Appian’s General Counsel, at chris.winters@appian.com. Please also see Frequently Asked Questions, which are attached as Exhibit A.

Exhibit A
Insider Trading Policy
Frequently Asked Questions

1.What is insider trading?
A: Insider trading is the buying or selling of stocks, bonds, futures, or other securities by someone who possesses material nonpublic information. Insider trading also includes trading in options (puts and calls) where the price is linked to the underlying price of a company’s stock. It does not matter how many shares you buy or sell, or whether it has an effect on the stock price. Bottom line: If you have material nonpublic information and you trade, you have broken the law.
2.Why is insider trading illegal?
A: If company insiders are able to use their confidential knowledge to their financial advantage, other investors would not have confidence in the fairness and integrity of the market. This ensures that there is an even playing field by requiring those who have inside information to disclose the information to the public or refrain from trading.
3.What is material nonpublic information?
A: Information is material if it would influence a reasonable investor to buy or sell a stock, bond, future, or other security. This could mean many things: financial results, potential acquisitions, or major contracts to name just a few. Information is nonpublic if it has not yet been released and disseminated to the public.
4.Who can be guilty of insider trading?
A: Anyone who buys or sells a security while possessing material nonpublic information can be guilty of insider trading. This applies to all individuals, including officers, directors, and others who don’t even work at Appian. Regardless of who you are, if you know something material about the value of a security that not everyone knows and you or one of your associates trades using that material information, you can be found guilty of insider trading.
5.Does Appian have an insider trading policy?
A: Yes, the insider trading policy is available to read on our website at www.appian.com.
6.What if I work in a foreign office?
A: The same rules apply to U.S. and foreign employees and consultants. Because our common stock trades on a U.S. securities exchange, the insider trading laws of the United States apply. The Securities and Exchange Commission (the U.S. government agency in charge of investor protection) and the Financial Industry Regulatory Authority (a private regulator that oversees U.S. securities exchanges) routinely investigate trading in a company’s securities conducted by individuals and firms based abroad. In addition, as an Appian employee or consultant, our policies apply to you no matter where you work.
7.What if I don’t buy or sell anything, but I tell someone else the information and they buy or sell?
A: That is called “tipping.” You are the “tipper” and the other person is called the “tippee.” If the tippee buys or sells based on that material nonpublic information, you might still be guilty of insider trading. In fact, if you tell family members who tell others and those people then trade on the information, those family members might be guilty of insider trading too. To prevent this, you should not
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discuss material nonpublic information about the company with anyone outside Appian, including spouses, family members, friends, or business associates. This includes anonymous discussions on the internet about Appian or companies with which Appian does business.
8.What if I don’t tell them the information itself; I just tell them whether they should buy or sell?
A: That is still tipping, and you can still be responsible for insider trading. You should not recommend to another person that they buy, hold, or sell our common stock, any derivative security related to our common stock or other securities of ours, since that could be a form of tipping.
9.What are the penalties if I trade on inside information or tip off someone else?
A: In addition to disciplinary action by Appian—which may include termination—you may be liable for civil penalties for trading on inside information. The penalties for doing so may include paying the U.S. government up to three times any profit made or any loss avoided. Persons found liable for tipping inside information, even if they did not trade themselves, may also face a penalty of up to three times the amount of any profit gained or loss avoided by everyone in the chain of tippees. In addition, anyone convicted of criminal insider trading could face prison and additional fines.
10.What is “loss avoided”?
A: If you sell common stock or a related derivative security before negative news is publicly announced, and as a result of the announcement the stock price declines, you have avoided the loss caused by the negative news.
11.Am I restricted from trading securities of any companies other than Appian, for example, a customer or competitor of Appian?
A: Possibly. U.S. insider trading laws restrict everyone from trading in a company’s securities based on material nonpublic information about that company, regardless of whether the person is directly connected with that company. Therefore, if in connection with your employment or relationship with Appian you receive material nonpublic information about another company that Appian has business relationships with, you should not trade in that company’s securities. You should be particularly conscious of this restriction if, through your position at Appian, you sometimes obtain sensitive, material information about other companies and their business dealings with Appian.
12.So if I do not trade Appian securities when I have material nonpublic information, and I don’t “tip” other people, I am in the clear, right?
A: Not necessarily. Even if you do not violate U.S. law, you may still violate our policies. For example, employees and consultants may violate our policies by breaching their confidentiality obligations or by recommending Appian stock as an investment, even if these actions do not violate securities laws. Our policies are stricter than the law requires so that we and our employees and consultants can avoid even the appearance of wrongdoing. Therefore, please review the entire policy carefully.
13.If I am aware of new product or feature developments that have not been announced to the public, do I possess material non-public information?
A: In most circumstances, Appian does not consider new product and service developments to be material information that would require the trading window to close for those who know about these developments. But there are circumstances when a new product or feature in development or issues with respect to current or past products or services could be so significant that it constitutes material nonpublic information. In these circumstances, you will be notified by email if the trading window is closed for you.
14.So when can I buy or sell my Appian securities?
A: If you have material nonpublic information, you may not buy or sell our common stock until the third trading day after that information is released or announced to the public. At that point, the information is considered public. Even if you do not have material, nonpublic information, you may not trade our common stock during any trading “blackout” period. Our insider trading policy describes the quarterly blackout period, and additional trading blackout periods may be announced by email.
15.If I have an open order to buy or sell Appian securities on the date the trading window closes, can I leave it to my broker to cancel the open order and avoid executing the trade?
A: No. If you have any open orders when the trading window closes, it is your responsibility to cancel these orders with your broker. If you have an open order and it executes after the trading window closes, you will have violated our insider trading policy and may also have violated insider trading laws.
16.Am I allowed to trade derivative securities of Appian? Or short Appian common stock?
A: No. Under our policies, you may not trade in derivative securities related to our common stock, which include publicly traded call and put options. In addition, under our policies, you may not engage in short selling of our common stock at any time.
“Derivative securities” are securities other than common stock that are speculative in nature because they permit a person to leverage their investment using a relatively small amount of money. Examples of derivative securities include “put options” and “call options.” These are different from employee stock options, which are not derivative securities.
“Short selling” is profiting when you expect the price of the stock to decline, and includes transactions in which you borrow stock from a broker, sell it, and eventually buy it back on the market to return the borrowed shares to the broker. Profit is realized if the stock price decreases during the period of borrowing.
17.Why does Appian prohibit trading in derivative securities and short selling?
A: Many companies with volatile stock prices have adopted similar policies because of the temptation it represents to try to benefit from a relatively low-cost method of trading on short-term swings in stock prices, without actually holding the underlying common stock, and encourages speculative trading. We agree. After all, because we are dedicated to building stockholder value, short selling our common stock conflicts with our values and would not be received well by our stockholders.
18.Can I purchase Appian securities on margin or hold them in a margin account?
A: Under our policies, you may not purchase our common stock on margin or hold it in a margin account at any time.
“Purchasing on margin” is the use of borrowed money from a brokerage firm to purchase our securities. Holding our securities in a margin account includes holding the securities in an account in which the shares can be sold to pay a loan to the brokerage firm.

19.Why does Appian prohibit me from purchasing Appian securities on margin or holding them in a margin account?
A: Margin loans are subject to a margin call whether or not you possess insider information at the time of the call. If a margin call were to be made at a time when you had insider information and you could not or did not supply other collateral, you and Appian may be restricted based on your insider trading activities because of the sale of the stock (through the margin call) when you possessed material nonpublic information. The sale would be attributed to you even though the lender made the ultimate determination to sell. The Securities and Exchange Commission takes the view that you made the determination to not supply the additional collateral and you are therefore responsible for the sale.

20.Can I exercise stock options during a trading blackout period or when I possess material nonpublic information?
A: Yes. You may exercise your employee stock options and receive shares, but you may not sell the shares (even to pay the exercise price or any taxes due) or net settle the option during a trading blackout period or any time that you have material nonpublic information. Also note that if you choose to exercise and hold the shares, you will be responsible at that time for any taxes due.
21.Am I subject to the trading blackout period if I am no longer an employee or consultant of Appian?
A: It depends. If your employment with Appian ends on a day that the trading window is closed, you will be subject to the trading blackout period then in effect. If your employment with Appian ends on a day that the trading window is open, you will not be subject to the next trading blackout period. However, even if you are not subject to our trading blackout period after you leave Appian, you should not trade in Appian securities if you possess material nonpublic information. That restriction stays with you as long as the information you possess is material and not released by Appian.
22.Can I gift stock while I possess material nonpublic information or during a trading blackout period?
A: Because of the potential for the appearance of impropriety, you may not make gifts, whether to charities, a trust, or otherwise, of our common stock when you possess material nonpublic information or during a trading blackout period.
23.What if I purchased publicly traded options or other derivative securities before I became an Appian employee, contractor, or consultant?
A: The same rules apply as for employee stock options. You may exercise the publicly traded options at any time, but you may not sell the securities during a trading blackout period or at any time that you have material nonpublic information.
24.May I own shares of a mutual fund that invests in Appian?
A: Yes.
25.Are mutual fund shares holding Appian common stock subject to the trading blackout periods?
A: No. You may trade in mutual funds holding Appian common stock at any time.

26.May I use a “routine trading program” or “10b5-1 plan”?
A: Yes, subject to the requirements discussed in our insider trading policy. A routine trading program, also known as a 10b5-1 plan, allows you to set up a highly structured program with your stock broker where you specify ahead of time the date, price, and amount of securities to be traded. If you wish to create a 10b5-1 plan, please contact the Corporate Legal team for approval.
27.What happens if I violate our insider trading policy?
A: Violating our policies may result in disciplinary action, which may include termination of your employment or other relationship with Appian. In addition, you may be subject to criminal and civil actions.
28.Who should I contact if I have questions about our insider trading policy?
A: You should contact our General Counsel at chris.winters@appian.com.